EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Six Months Ended
June 30, 2014
(Dollars in millions)

Determination of Earnings:
Income before taxes	$2,934
Add (Deduct):
Amortization of capitalized interest	10
Fixed charges	181
Equity income, net of distributions	(17)
Total earnings, as defined	$3,108

Fixed Charges:
Rents(a)	$22
Interest and other financial charges	159
181
Capitalized interest	10
Total fixed charges	$191

Ratio of Earnings to Fixed Charges	16.27

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.